UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

KKR FS Income Trust Select

(Name of Subject Company (Issuer))

KKR FS Income Trust Select

(Names of Filing Person (Offeror and Issuer))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

CUSIP: 48256J 108

(CUSIP Number of Class of securities)

Michael C. Forman

KKR FS Income Trust Select

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by KKR FS Income Trust Select (the “Company”), with the U.S. Securities and Exchange Commission on September 1, 2026 (together with Amendment No. 1 thereto filed by the Company with the SEC on October 5, 2026, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 2,025,462 shares of its outstanding Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), pursuant to tenders by shareholders of the Company at a purchase price equal to the net asset value per Share as of September 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Amendment is being filed by the Company to report the final results of the Offer. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

-	The Company has received the final results of the Offer, which expired at 11:59 p.m., Eastern Time, on September 29, 2026;

-

2,051,610.547 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, which represents approximately 5.06% of the total number of Shares outstanding as of June 30, 2026. The Company has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, as permitted by Rule 13e-4(f)(1) of the Exchange Act at a purchase price per Share equal to the net asset value per Share as of September 30, 2026;

-	On October 20, 2026, the Company determined that, as of September 30, 2026, the net asset value per Share was $24.86; and

-	The aggregate purchase price for the 2,051,610.547 Shares validly tendered and not withdrawn equals $50,972,767.38, representing the September 30, 2026 net asset value of the total amount of Shares accepted for purchase by the Company, less the early repurchase deduction, as applicable, which amount will be paid by the Company pursuant to the terms of the Offer.

Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.*
	(ii)	Offer to Purchase.*
	(iii)	Forms of Letter of Transmittal.*
	(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of the Request to Repurchase Shares.*
	(v)	Form of Notice of Withdrawal of Tender.*
	(vi)	Supplemental Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Morgan Stanley Smith Barney LLC.*
	(vii)	Letter, dated September 30, 2026, from the Company to Shareholders.**
(a)(2)-(4)		Not applicable.
(d)(1)		Form of Fund of Funds Agreement between the Company (as Acquired Fund) and Certain Stockholder(s) (Previously filed as Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (File No. 814-01706) filed on August 14, 2024 and incorporated herein by reference).*
(g)		Not applicable.
(h)		Not applicable.
107		Calculation of Filing Fees Table.

*	Previously filed on September 1, 2026 as an exhibit to the Schedule TO.

**	Previously filed on October 5, 2026 as an exhibit to Amendment No. 1 to Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR FS Income Trust Select

Date: October 27, 2026	By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
General Counsel and Secretary